FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 19th September 2006.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Name of Issuer: Royal Dutch Shell plc

Date of transaction (“DATE”): 13 September 2006

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b) (a disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985).

Name of Directors / Persons discharging managerial responsibilities:

Directors and Persons Discharging Managerial Responsibilities ("PDMR") who have interests in the employee share plans noted below.

Nature of the transaction: Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDS.A and RDSB under various group employee share plans.

The values are as follows:

Directors
Jeroen van der Veer	€ 122,385.89
Malcolm Brinded	£ 55,241.01
Rob Routs	€ 63,254.46
Linda Cook	$ 46,052.74
Peter Voser	€ 38,777.73
Peter Voser	£ 13,222.11

PDMR’s
Matthias Bichsel	€ 14,217.81
Ronald Blakely	€ 10,947.73
Tom Botts	€ 5,855.19
Tom Botts	$ 28,930.83
Jonathan Chadwick	£ 8,157.72
Mike Conway	$ 14,769.77
Mike Conway	€ 3,666.16
Peter de Wit	€ 10,947.73
Patrick Ellingsworth	$ 20,251.58
Patrick Ellingsworth	€ 5,472.03
Lynn Elsenhans	$ 28,930.83
Ian Everingham	£ 2,956.68
Chris Finlayson	£ 8,693.20
Kenneth Fisher	$ 18,954.37
Curtis Frasier	$ 9,800.06
Curtis Frasier	€ 4,158.72
Dominique Gardy	€ 10,190.15
Charles Harrison	£ 6,956.89
Simon Henry	£ 10,457.95
Fran Keeth	$ 28,930.83
Michiel Kool	€ 4,426.62
David Lawrence	$ 16,220.59
David Lawrence	€ 4,103.75
Greg Lewin	€ 10,190.15
Andrew Longden	£ 7,702.46
Wolfgang Mende	€ 4,773.85
Tim Morrison	£ 11,340.37
Michael O’Callaghan	£ 11,324.51
Marvin Odum	$ 28,930.83
Guy Outen	£ 2,352.23
Guy Outen	€ 6,842.33
Ann Pickard	$ 22,419.40
David Pirret	£ 8,696.12
Raoul Restucci	£ 8,696.12
Andrew Roberts	£ 2,802.86
Tan Chong Meng	€ 8,136.61
Catherine Tanna	€ 8,386.73
Leslie van de Walle	€ 33,077.27
Mike Warwick	£ 10,000.53
Charles Watson	£ 4,671.43
Mark Williams	$ 24,109.02

Directors
Jeroen van der Veer	4,691.356 RDSA
Malcolm Brinded	3,046.2485 RDSB
Rob Routs	2,423.3281 RDSA
Linda Cook	696.7289 RDS.A
Peter Voser	1,488.9644 RDSA
Peter Voser	721.3371 RDSB

PDMR’s
Matthias Bichsel	544.7001 RDSA
Ronald Blakely	420.3645 RDSA
Tom Botts	233.4721 RDSA
Tom Botts	437.6927 RDS.A
Jonathan Chadwick	452.3348 RDSB
Mike Conway	223.4509 RDS.A
Mike Conway	139.9245 RDSA
Peter de Wit	420.3645 RDSA
Patrick Ellingsworth	306.3849 RDS.A
Patrick Ellingsworth	208.8481 RDSA
Lynn Elsenhans	437.6927 RDS.A
Ian Everingham	163.9439 RDSB
Chris Finlayson	482.0262 RDSB
Kenneth Fisher	286.7594 RDS.A
Curtis Frasier	148.2645 RDS.A
Curtis Frasier	158.7237 RDSA
Dominique Gardy	391.2753 RDSA
Charles Harrison	385.7503 RDSB
Simon Henry	577.6762 RDSB
Fran Keeth	437.6927 RDS.A
Michiel Kool	169.9708 RDSA
David Lawrence	245.4002 RDS.A
David Lawrence	156.6257 RDSA
Greg Lewin	391.2753 RDSA
Andrew Longden	424.6576 RDSB
Wolfgang Mende	183.3033 RDSA
Tim Morrison	625.355 RDSB
Michael O’Callaghan	624.9518 RDSB
Marvin Odum	437.6927 RDS.A
Guy Outen	128.3267 RDSB
Guy Outen	262.7278 RDSA
Ann Pickard	339.1817 RDS.A
David Pirret	482.188 RDSB
Raoul Restucci	482.188 RDSB
Andrew Roberts	155.4146 RDSB
Tan Chong Meng	312.4146 RDSA
Catherine Tanna	322.0287 RDSA
Leslie van de Walle	1,267.7377 RDSA
Mike Warwick	554.5162 RDSB
Charles Watson	259.0244 RDSB
Mark Williams	364.7439 RDS.A

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 20 September 2006